Exhibit 2.1

THIRD AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Third Amendment (this “Amendment”) to the Merger Agreement (defined below) is made as of June 20, 2013 by and among: Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Collie Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sprint (“Acquisition Corp.”), and Clearwire Corporation, a Delaware corporation (the “Company”, and together with Sprint and Acquisition Corp., the “Parties”).

RECITALS

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger dated as of December 17, 2012, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 18, 2013, and the Second Amendment to Agreement and Plan of Merger, dated as of May 21, 2013 (such agreement as so amended, the “Merger Agreement”);

WHEREAS, the Parties desire to amend the Merger Agreement in order to reflect certain additional understandings reached among the Parties;

WHEREAS, in connection with the Merger Agreement, on April 23, 2013, the Company filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement, as supplemented on May 22, 2013, May 30, 2013, May 31, 2013 and June 13, 2013 (the “Proxy Statement”);

WHEREAS, on May 30, 2013, DISH Acquisition Holding Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of DISH Network Corporation, a Nevada corporation (“DISH”), commenced a tender offer (the “DISH Tender Offer”) to purchase all outstanding shares of Class A Common Stock;

WHEREAS, a condition of the DISH Tender Offer is that the Company execute and deliver an Investor Rights Agreement (the “IRA”) to, among other things, grant to DISH, Purchaser or their respective affiliates the following rights (the “IRA Rights”):

(i)	the right to nominate for election directors to the Company’s Board of Directors;

(ii)	the right to require the Company to appoint to the Company’s nominating committee a certain number of directors designated by DISH;

(iii)	the right to approve certain actions of the Company, including the right to approve: (a) any amendment to the Company’s Amended and Restated Certificate of Incorporation or By-laws, the Clearwire Communications, LLC (“Clearwire Communications”) Operating Agreement or the Company Equityholders’ Agreement, and the equivalent documents for Clearwire Communications, in each case to the extent such amendment adversely affects DISH; (b) any termination of the Clearwire Communications Operating Agreement or the Company

Equityholders’ Agreement; (c) any related party transaction including with Sprint, unless such transaction is approved by the Company’s audit committee and, if larger than a certain, specified dollar amount, supported by a written fairness opinion from a nationally recognized investment banking firm; (d) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving the Company or Clearwire Communications or any issuance of capital stock of the Company or Clearwire Communications, in either case that constitutes a change of control of the Company or Clearwire Communications, or any sale or other disposition of all or more than a certain percentage of the consolidated assets of the Company or of Clearwire Communications; and (e) any bankruptcy, liquidation, dissolution or winding up of the Company, Clearwire Communications or any material Subsidiary of the Company;

(iv)	the right to require the Company not consent to any modification, amendment or termination of the Company Equityholders’ Agreement or to any waiver of the Company’s rights or obligations thereunder; and

(vii)	certain preemptive rights;

WHEREAS, on June 12, 2013, the Company filed a Schedule 14D-9 (the “Schedule 14D-9”) with the SEC in which the Company disclosed that the Company’s Board of Directors and the Special Committee recommended that the holders of Class A Common Stock (other than DISH, Purchaser and their respective affiliates) accept the DISH Tender Offer, tender their shares of Class A Common Stock pursuant to the DISH Tender Offer and vote against all proposals set forth in the Proxy Statement;

WHEREAS, Sprint has entered into certain irrevocable voting and sale agreements (the “Voting and Sale Agreements”) with the stockholders of the Company identified therein (each, a “New Voting Party”), pursuant to which, among other things, (i) each New Voting Party has agreed to vote the shares of Class A Common Stock owned by each New Voting Party in favor of the adoption of the Merger Agreement at the Company Stockholders’ Meeting or any adjournment thereof at which the Merger Agreement is to be voted upon, and (ii) upon termination of the Merger Agreement pursuant to Section 6.1 thereof, each New Voting Party has agreed to sell to Sprint, and Sprint has agreed to purchase, the shares of Class A Common Stock owned by each New Voting Party at a price per share of Class A Common Stock equal to the Merger Consideration, in each case, as set forth in the Voting and Sale Agreements.

NOW, THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	INTERPRETATION

1.1 General. This Amendment is made and delivered pursuant to the Merger Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Merger Agreement (as amended by this Amendment).

1.2 Definitions. As used herein, “Governance Rights” means the IRA Rights or any similar rights or any rights or benefits that are the same as or similar to the rights or benefits that are granted to the stockholders that are parties to the Company Equityholders’ Agreement.

2.	AMENDMENTS TO MERGER AGREEMENT

2.1 Amendment to Paragraph B of the Recitals of the Merger Agreement. Paragraph B of the Recitals of the Merger Agreement is hereby amended by deleting “$3.40” therein and substituting therefor “$5.00”.

2.2 Amendments to Section 3.7 of the Merger Agreement.

(a)	Section 3.7(a) of the Merger Agreement is hereby amended by adding, “the Voting and Sale Agreements” after “the Company Equityholders’ Agreement”.

(b)	Section 3.7(b) of the Merger Agreement is hereby amended by deleting the comma after “the Voting and Support Agreement,” and adding “and the Voting and Sale Agreements,” after “the Voting and Support Agreement”.

2.3 Amendments to Section 4.3 of the Merger Agreement.

(a)	Section 4.3(a) of the Merger Agreement is hereby amended by deleting the second and third sentences thereof and substituting therefor the following:

“The Company Stockholders’ Meeting will be convened on June 24, 2013 and immediately adjourned until July 8, 2013 (subject to any extension reasonably necessary to comply with applicable Law (including (x) to the extent required by the need to supplement or amend the Proxy Statement or otherwise acting to address any oral or written comments made by the SEC and (y) any delay pursuant to an order of a court of competent jurisdiction) or any delay required pursuant to Section 4.3(d) of this Agreement). The Company will cause all proxies solicited in connection with the Company Stockholders’ Meeting to be solicited in compliance with applicable Law. Sprint (subject to and without limiting its rights in the event of an Adverse Company Board Recommendation pursuant to Section 4.3(c)) and the Company (unless the Company shall have made an Adverse Company Board Recommendation pursuant to Section 4.3(c)) will each use their respective reasonable best efforts to solicit adoption of this Agreement, as amended, by the Company’s stockholders, including by jointly preparing letters, presentations and other solicitation materials, jointly conducting meetings with significant stockholders and taking such other actions as Sprint or the Company may request of the other party in good faith (subject in each case to the Company’s determination in good faith that such solicitation and any materials used therein comply with applicable Law).”

(b)	The Merger Agreement is hereby amended by adding a new Section 4.3(d) that reads as follows:

“(d)	Notwithstanding the terms of Section 4.3(a) but subject to the last sentence of this paragraph, if on July 8, 2013, or any subsequent date for which the Company Stockholders’ Meeting is scheduled following any adjournment or postponement (any such date, a “Company Meeting Original Date”), the Company has not received proxies representing a sufficient number of shares of Class A Common Stock to adopt this Agreement by the Required Company Stockholder Vote, whether or not a quorum is present, the Company will, subject to compliance with applicable Law, cause the Company Stockholders’ Meeting to be postponed or adjourned to a date that is the sooner of (i) 20 Business Days after such Company Meeting Original Date and (ii) two Business Days prior to the Outside Date (as it may be extended pursuant to Section 6.1(b)(i)), or to such other date as the Parties may mutually determine. Subject to the last sentence of this paragraph, if requested by Sprint, the postponement or adjournment contemplated by clause (i) or (ii) of the immediately foregoing sentence may be to a date identified by Sprint that is earlier than the date contemplated by clause (i) or (ii) (each, an “Interim Adjournment Date”) and if, on the Interim Adjournment Date, the Company has not received proxies representing a sufficient number of shares of Class A Common Stock to adopt this Agreement by the Required Company Stockholder Vote, the Company will further adjourn or postpone the Company Stockholders’ Meeting to the date that is the sooner of the dates contemplated by clause (i) or (ii) of the immediately foregoing sentence. Notwithstanding the foregoing two sentences, in no event will the Company be obligated to (but it may) postpone or adjourn the Company Stockholders’ Meeting (x) on more than two occasions or (y) past August 31, 2013.”

2.4 Amendments to Section 6.1(c) of the Merger Agreement.

(a)	Section 6.1(c)(ii) of the Merger Agreement is hereby amended by deleting “or” at the end of such Section.

(b)	The Merger Agreement is hereby amended by adding a new Section 6.1(c)(iv) that reads as follows:

“(iv)	if a tender or exchange offer relating to the outstanding Company Common Stock shall have been commenced or amended after June 19, 2013 and the Company shall not have sent to its stockholders, prior to the earlier of (x) the date 10 Business Days after the commencement of such tender or exchange offer or (y) the day prior to the date of the Company Stockholders’ Meeting, a statement disclosing that the Company recommends against such tender or exchange offer, provided that in the case of clause (y) above, that (A) the Company shall have had a minimum of five calendar days from the commencement of such tender or exchange offer to consider such tender or exchange offer and (B) Sprint shall have consented to the Company adjourning the Company Stockholders’ Meeting to permit such five calendar day period to elapse.”

2.5 Amendment to Section 6.2(a) of the Merger Agreement. Section 6.2(a) of the Merger Agreement is hereby amended by adding “the Voting and Sale Agreements,” after “the Note Purchase Agreement,”.

2.6 Amendments to Section 6.3 of the Merger Agreement. The Merger Agreement is hereby amended by adding a new Section 6.3(e) that reads as follows:

“(e)	If this Agreement is terminated by Sprint pursuant to Section 6.1(c)(i) or Section 6.1(c)(iv), the Company shall pay to Sprint, no later than two Business Days following the date of such termination, a nonrefundable fee in cash equal to $115,000,000.”

2.7 Amendment to Section 7.1 of the Merger Agreement. Section 7.1 is hereby amended by adding after the definition of “Unvested RSU” the following: “Voting and Sale Agreements” means those certain Voting and Sale Agreements, dated as of June 20, 2013, between Sprint and certain stockholders of the Company.”

3.	REPRESENTATIONS AND WARRANTIES

3.1 Additional Representations of the Company. The Company hereby represents and warrants to the Sprint Parties as follows:

(a)	The Company has all requisite corporate power and authority to enter into this Amendment and, subject to the adoption of the Merger Agreement by the Required Company Stockholder Vote, to carry out its obligations under the Merger Agreement (as amended by this Amendment) and to consummate the transactions contemplated by the Merger Agreement (as amended by this Amendment).

(b)	The execution and delivery of this Amendment by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of the Company (other than obtaining the Required Company Stockholder Vote and filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL). The execution and delivery of this Amendment by the Company and the consummation by the Company of the transactions contemplated by this Amendment have been duly authorized by all requisite corporate action on the part of the Company required under the Company Equityholders’ Agreement.

(c)	This Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Amendment by each Sprint Party, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.

(d)	The Company has not executed an IRA with DISH or its Affiliate and has not executed any financing agreement with DISH or its Affiliate.

3.2 Additional Representations of the Sprint Parties. The Sprint Parties hereby represent and warrant to the Company as follows:

(a)	Each Sprint Party has all requisite corporate power and authority to enter into this Amendment, to perform its obligations under this Amendment and to consummate the transactions contemplated by the Merger Agreement (as amended by this Amendment).

(b)	The execution and delivery of this Amendment by each Sprint Party and the consummation by each Sprint Party of the transactions contemplated by the Merger Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of each Sprint Party.

(c)	This Amendment has been duly executed and delivered by each Sprint Party and, assuming the due authorization, execution and delivery of this Amendment by the Company, constitutes the valid and binding obligation of each Sprint Party, enforceable against each Sprint Party in accordance with its terms, except as such enforceability may be limited by the Bankruptcy Exceptions.

4.	COVENANTS AND OTHER RELATED MATTERS

4.1 Supplemental Proxy Materials; Schedule 13E-3 Amendment.

(a)	As promptly as practicable following the date of this Amendment, and in no event later than June 25, 2013, or such date that the Parties mutually agree in writing, the Company shall prepare and disseminate a supplement to the Proxy Statement disclosing the matters that are subject to this Amendment and the Voting and Sale Agreements, and, without limiting Section 4.3 of the Merger Agreement, reinstating that (i) the Company’s Board of Directors, upon the recommendation of the Special Committee, has determined that the Merger is advisable, is fair to, and is in the best interests of the Company’s unaffiliated stockholders, (ii) the Company’s Board of Directors has approved and declared advisable the Merger Agreement as amended by this Amendment and resolved to recommend that the Company’s stockholders adopt the Merger Agreement as amended by this Amendment, and (iii) the Company’s Board of Directors recommends that the Company’s stockholders vote “FOR” each of the proposals described in the Proxy Statement.

(b)	The Parties shall prepare and file, in connection with the supplement to the Proxy Statement, an amendment to the Schedule 13E-3 reflecting this Amendment and the supplement to the Proxy Statement.

4.2 Determinations by Company Board and Special Committee.

(a)	Contemporaneously with the public announcement of this Amendment, the Company will make public statements to the effect that (i) the Company’s Board of Directors, upon the recommendation of the Special Committee, has determined that the Merger is advisable, is fair to, and is in the best interests of the Company’s unaffiliated stockholders, (ii) the Company’s Board of Directors has approved and declared advisable the Merger Agreement as amended by this Amendment and resolved to recommend that the Company’s stockholders adopt the Merger Agreement as amended by this Amendment, (iii) the Company’s Board of Directors recommends that the Company’s stockholders vote “FOR” of each of the proposals described in the Proxy Statement and (iv) the Company’s Board of Directors, upon the recommendation of the Special Committee, recommends that the Company’s stockholders do not tender their shares of Class A Common Stock pursuant to the DISH Tender Offer. Such public statements will also disclose the termination of all discussions and negotiations with DISH, Purchaser and their respective Affiliates with respect to the DISH Tender Offer.

(b)	As promptly as practicable following the date of this Amendment, and in no event later than June 25, 2013, the Company will file an amendment to the Schedule 14D-9 in which it will disclose (i) that the Board of Directors of the Company, acting upon the recommendation of the Special Committee, has recommended that the Company’s stockholders do not tender their shares of Class A Common Stock pursuant to the DISH Tender Offer, (ii) each of the other approvals and recommendations set forth in Section 4.2(a) hereof.

4.3 Termination of Discussions and Negotiations. Immediately following the execution of this Amendment, the Company will, and will instruct each Company Associate and each of its other representatives immediately to, (a) cease and cause to be terminated any and all discussions or negotiations between the Company and any Company Associate or any of the Company’s other representatives, on the one hand, and any Person (other than the Sprint Parties and their respective representatives), on the other hand, with respect to any Acquisition Proposal pending as of the date of this Amendment, (b) terminate in full any access of such Person and its representatives to nonpublic information, and (c) request the return or destruction of all nonpublic information furnished by the Company or each Company Associate or any of its other representatives to any Person or its representatives under any confidentiality or non-disclosure agreement entered into prior to the date of this Amendment in connection with any Acquisition Proposal. For the avoidance of doubt, with respect to any Acquisition Proposal made by any Person prior to the date of this Amendment, the provisions of the Merger Agreement will thereafter apply fully to such Person (and such Person’s Affiliates) as if such Person had not previously made any such Acquisition Proposal.

4.4 Board of Directors.

(a)	The Company acknowledges that Sprint HoldCo, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sprint (“Sprint HoldCo”), desires to replace its seven nominees on the Board of Directors of the Company (the “Sprint Nominees”) promptly following any termination of the Merger Agreement. At any time after the termination of the Merger Agreement, Sprint may notify the Company as to any changes it desires to make to the Sprint Nominees (including providing sufficient information about any new Sprint Nominees as would be required to be included in the Company’s proxy materials with respect to the election of such persons). As promptly as practicable, and in any event within three Business Days after receipt of such information from Sprint following the termination of the Merger Agreement, the Company will file with the SEC proxy materials for its annual stockholders’ meeting (in form reasonably satisfactory to Sprint), which shall nominate and recommend for election to the Board of Directors of the Company the new Sprint Nominees. For the avoidance of doubt, such new Sprint Nominees must comply with the terms of the Company Equityholders’ Agreement.

(b)	The Company will, as soon as practicable following the date of the termination of the Merger Agreement, take all actions (including initiating a broker search within one Business Day of the date hereof for the earliest allowed date) to cause its annual stockholders’ meeting to be called (on the shortest notice legally permissible) and held at the earliest practicable time following any termination of the Merger Agreement

(c)	This Section 4.4 is not intended to affect or alter any of Sprint HoldCo’s rights or obligations or the Company’s rights or obligations under the Company Equityholders’ Agreement, including Sprint HoldCo’s rights and obligations under Section 2.1 of the Company Equityholders’ Agreement, which may be exercised by Sprint HoldCo in accordance with the terms thereof, but the Company acknowledges that this Section 4.4 imposes obligations on it that are in addition to its obligations under the Company Equityholders’ Agreement.

4.5 Governance Rights.

(a)

From and after the date of this Amendment, until the termination of the Merger Agreement pursuant to Section 6.1(c)(iii) or Section 6.1(d), without the prior written consent of Sprint, the Company shall not, and shall not authorize or permit any of the Company Subsidiaries or any of its or the Company Subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly, (i) execute the IRA or any similar Contract with DISH, Purchaser or their respective Affiliates that provides for any Governance Rights, (ii) issue or authorize or propose the issuance of any of its capital stock, other equity interests, or any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity interests to DISH, Purchaser, or their respective Affiliates, or (iii) approve or recommend, or propose to approve or recommend, or execute and deliver, or enter into, the IRA or any Contract, letter of intent, or agreement in principle with DISH, Purchaser or their respective Affiliates, in each case to the extent that the actions contemplated by clause (i), clause (ii) or clause (iii) purport or propose to grant or provide, or are conditioned on the Company granting, to DISH, Purchaser or their respective Affiliates any Governance Rights.

(b)	From and after the date of this Amendment, until the termination of the Merger Agreement pursuant to Section 6.1(c)(iii) or Section 6.1(d), without the prior written consent of Sprint, the Company shall not, and shall not authorize or permit any of the Company Subsidiaries or any of its or the Company Subsidiaries’ directors, officers, employees, agents or representatives to, directly or indirectly, (i) issue or authorize or propose the issuance of any of its capital stock, other equity interests, or any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity interests to any Person (other than pursuant to Contracts publicly filed as exhibits to the Company’s filings with the SEC prior to the date hereof), and (ii) approve or recommend, or propose to approve or recommend, or execute and deliver, or enter into, any Contract, letter of intent, or agreement in principle with any Person (other than the Sprint Parties or their respective Affiliates), in each case to the extent the actions contemplated by clause (i) or (ii) purport or propose to grant or provide, or are conditioned on the Company granting, to any Person any Governance Rights.

(c)	From and after the date of this Amendment, until the termination of the Merger Agreement pursuant to Section 6.1(c)(iii) or Section 6.1(d), neither the Board of Directors of the Company nor the Special Committee may, and neither the Board of Directors of the Company nor the Special Committee will, make an Adverse Company Board Recommendation if the facts, circumstances, developments, events or occurrences on which any intended Adverse Company Board Recommendation is based are related to an Acquisition Proposal the purports or proposes to grant or provide, or is conditioned on the Company granting, to any Person (other than the Sprint Parties or their respective Affiliates) any Governance Rights.

4.6 Release from Standstill Provisions of the Company Equityholders’ Agreement.

(a)

Effective immediately upon a termination of the Merger Agreement pursuant to Section 6.1(b)(iii) or 6.1(c)(ii), and without any further required action on the part of any of the Parties, the Company hereby irrevocably releases Sprint HoldCo and its Affiliates from their obligations under Section 3.7(a) of the Company Equityholders’ Agreement, waives any rights the Company or its Affiliates have or may have pursuant to Section 3.7 of the Company Equityholders’ Agreement in connection with Sprint HoldCo or its Affiliates taking any of the actions restricted by Section 3.7(a) of the Company Equityholders’ Agreement, and consents to Sprint HoldCo and its Affiliates taking, and agrees that Sprint HoldCo and its Affiliates may take, any of the actions otherwise restricted by Section 3.7(a) of the Company Equityholders’ Agreement, such release, waiver, consent and agreement to become effective upon the written approval of, or the receipt of a similar release, waiver, consent or agreement from, each of the other parties to the Company Equityholders’ Agreement solely to the extent any such written approval or release, waiver, consent or agreement of such other party to the Company Equityholders’ Agreement is required pursuant to the Company Equityholders’ Agreement.

(b)	Effective immediately upon a termination of the Merger Agreement pursuant to Section 6.1(b)(iii) or 6.1(c)(ii), and without any further required action on the part of any of the Parties, the Company hereby irrevocably waives any right it has pursuant to the Company Equityholders’ Agreement or otherwise to seek money damages from, or an injunction, temporary restraining order or other equitable relief against, Sprint HoldCo or its Affiliates for taking any of the actions otherwise restricted by Section 3.7(a) of the Company Equityholders’ Agreement, such waiver to become effective upon the written approval of, or the receipt of a similar waiver from, each of the other parties to the Company Equityholders’ Agreement solely to the extent any such written approval or waiver of such other party to the Company Equityholders’ Agreement is required pursuant to the Company Equityholders’ Agreement.

(c)	The Company hereby waives any rights it has or may have pursuant to Section 3.7 of the Company Equityholders’ Agreement in connection with the execution by Sprint of the Voting and Sale Agreements and the consummation of the transactions contemplated thereby.

4.7 Effect of Termination. The provisions of Section 4.4 and Section 4.6 hereof will survive any termination of the Merger Agreement, and Section 6.2(a) of the Merger Agreement is hereby amended to, and deemed to, incorporate this Section 4.7.

4.8 Termination Rights. Sprint hereby waives any current right to terminate the Merger Agreement based on facts and circumstances arising exclusively prior to the date of this Amendment that it may be entitled to exercise as of the date of this Amendment.

4.9 Release of Claims; Standstill.

(a)

Effective as of the date hereof, each of Sprint and its Affiliates, for the benefit of each of the Company’s controlling persons, officers, directors, stockholders, agents, Affiliates, employees, attorneys, advisors and assigns, past, present and future, in their capacity as such (each such person being a “Clearwire Released Person”), hereby forever fully, unconditionally and irrevocably releases, waives and forever discharges, and covenants not to sue, for any all claims, causes of action, actions, judgments, liens, debts, contracts, indebtedness, damages, losses, liabilities, rights, interests and demands of whatsoever kind or character (collectively, “Claims”) based on any event, fact, act, omission or failure to act by such Clearwire Released Person, whether known or unknown, occurring or existing prior to the execution of this Amendment (collectively, “Facts”) and arising out of or in connection with Sprint Nextel Corporation v. Dish Network Corporation, C.A. No. 8650-CS (the “Sprint Lawsuit”). For the avoidance of doubt, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, the Merger Agreement or the 4G MVNO Agreement, dated November 28, 2008, among Sprint, the Company and certain other parties thereto, as amended (“MVNO Agreement”).

(b)	Effective as of the date hereof, the Company, for the benefit of each of Sprint and its controlling persons, officers, directors, stockholders, agents, Affiliates, employees, attorneys, advisors and assigns, past, present and future, in their capacity as such (each such person being a “Sprint Released Person”), hereby forever fully, unconditionally and irrevocably releases, waives and forever discharges, and covenants not to sue, for any Claim based on any event, fact, act, omission or failure to act by such Sprint Released Person, whether known or unknown, occurring or existing prior to the execution of this Amendment and arising out of or in connection with the Sprint Lawsuit. For the avoidance of doubt, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, the Merger Agreement or the MVNO Agreement.

(c)	Effective as of the date hereof, Sprint will not prosecute the Sprint Lawsuit against the Company or a Clearwire Released Person unless Sprint determines, in its good faith judgment, that there has been a breach of the Merger Agreement or this Amendment or of applicable fiduciary duties by the Company or a Clearwire Released Person after the date hereof, at which time Sprint may so prosecute and assert Facts in connection with such prosecution against the Company (but not against a Clearwire Released Person).

(d)	The release set forth in Section 4.9(a) shall not be construed in any way to limit Sprint’s rights or claims against DISH Network Corporation.

4.10 Indemnification. Sprint agrees to indemnify and hold harmless the Company and each Clearwire Released Person from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such person or entity may become subject relating to, arising out of or in connection the execution of this Amendment or its performance hereunder as a result of a claim by a party to the Company Equityholders’ Agreement that execution of the Voting and Sale Agreements violates Section 3.7 of the Company Equityholders’ Agreement.

5.	GENERAL

5.1 Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Merger Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Merger Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Merger Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Merger Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

5.2 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

SPRINT NEXTEL CORPORATION

By: /s/ Charles Wunsch

Name: Charles Wunsch

Title: General Counsel, SVP & Corp. Sec.

COLLIE ACQUISITION CORP.

By: /s/ Charles Wunsch

Name: Charles Wunsch

Title: President

CLEARWIRE CORPORATION

By: /s/ Erik Prusch

Name: Erik Prusch

Title: CEO